December 20, 2018

David H. Wang
Chief Executive Officer and President
ACM Research, Inc.
42307 Osgood Road, Suite I
Fremont, California 94539

       Re: ACM Research, Inc.
           Registration Statement on Form S-3
           Filed December 10, 2018
           File No. 333-228734

Dear Dr. Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Bella Zaslavsky, Esq.